April 15, 2010

via EDGAR

Ms. Jenn Do

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4631

RE:	CPG International Inc.

Form 8-K Item 4.01 filed April 1, 2010

File No. 333-134089

Dear Ms. Do:

This letter sets forth the response of CPG International Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated April 1, 2010, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 8-K Item 4.01 (the “Form 8-K”) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2010.

In order to facilitate your review, we have repeated the text of your comments in bold in the original numbered sequence and our responses to those comments immediately follow.

1.

We note the material weakness mentioned in the second paragraph. In detail, please describe the nature of the error or misapplication of GAAP, and the material weakness from which this error or misapplication resulted, as well as the steps you took to correct each concern, as it is not clear from the disclosure in the December 31, 2008 Form 10-K. Also tell us the amounts involved, as applicable.

In response to the Staff’s comment, we supplementally note that our material weakness in internal control over financial reporting during the year ended December 31, 2008 stemmed from a single misapplication of GAAP.  This error resulted from an ineffective review process over the analysis used to establish the Company’s valuation allowance for deferred taxes. The error was discovered and corrected prior to the issuance of our consolidated financial statements as of and for the year ended December 31, 2008 (included in our Form 10-K for the year ended December 31, 2008) and had no impact on any previously reported periods.

In connection with our 2008 year end financial close process, the Company undertook a valuation allowance analysis with its outside tax consultants, regarding its deferred tax assets.  The $14.1 million valuation allowance that was initially calculated was for the entire net deferred tax balance. The Company anticipated future pretax book losses and recurring temporary differences (tax deductible goodwill) that would create additional tax deductions in excess of book for future years, impairing the value of the deferred tax asset.

Deloitte & Touche LLP, our previous auditors, noted that despite an absence of future taxable income, the reversals of existing taxable temporary differences should be considered in the realization of a benefit of deferred tax asset as discussed in Paragraph 21 of Financial Accounting Standards 109, Accounting for Income Taxes (now known as Accounting Standards Codification 740). Accordingly, except for temporary differences that do not reverse in the foreseeable future ( i.e., those related to certain long-lived assets such as goodwill, trademarks and land), the reversal of taxable temporary differences should be considered a source of future taxable income in the Company’s analysis of the amount of required valuation allowance.  Based on the revised analysis, the Company reversed a portion of the initial entry, resulting in a reduction to the valuation allowance of approximately $6.7 million for the year ended December 31, 2008.  The correction occurred after the initial close process, but before the Company filed its Form 10-K for the year ended December 31, 2008.

As discussed above, the Company took the initial step to correct for the misapplication of GAAP by changing the valuation allowance calculation analysis.  Beginning with the year ended December 31, 2009, the correct application has been used to calculate our valuation allowance and a detailed review is performed within the finance department, as well as with our outside tax consultants, on a quarterly basis.  In addition, during the year ended December 31, 2009, the Company completed the implementation of the following additional measures to remediate the material weakness discussed above:

•	We established formal review procedures, including a secondary review process, of our quarterly income tax documentation.
•	We also continued to enhance our quarterly documentation practices related to the accounting of income taxes.

As a result of our enhancement of controls, management concluded that the material weakness described above had been remediated as of December 31, 2009 and the Company’s internal control over financial reporting was effective. Deloitte & Touche LLP issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009. This report, which is included in the Company’s Form 10-K for the year ended December 31, 2008, did not contain an adverse opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2.

Please provide us with a schedule of your 2008 fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Provide us with the same information for any 2009 quarterly review adjustments. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

In response to the Staff’s comment, as subsequently clarified in a discussion with the Staff, we supplementally set forth below all material adjustments recorded in connection with or as a result of the audit for the 2008 fiscal year end. No material adjustments were recorded with respect to any fiscal quarter during 2009.

The following adjustment was recorded as a result of or in conjunction with the fiscal year ended December 31, 2008 audit:
Reduction
(increase) to
pre-tax
net income
(loss)

Adjustment to federal and state deferred tax asset valuation allowances.	$–
(Dr. Deferred Tax Valuation Allowance, Cr. Deferred Income Tax Expense of $6.7 million)
This $6.7 million adjustment isdiscussed in detail in our response to comment 1 above. This adjustment had no impact on pre-tax net income.

3.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

In response to the Staff’s comment, as subsequently clarified in a discussion with the Staff, we are supplementally describing below the applicable written communication by Deloitte & Touche LLP, our prior auditors, to management and the audit committee of the Company regarding the material weakness discussed in our response to comment 1 above.

On March 27, 2009, Deloitte & Touche LLP delivered a letter to management and the audit committee of the Company stating that they had identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2008 and for the year then ended under standards established by the Public Company Accounting Oversight Board. In particular, Deloitte & Touche LLP noted an error related to the calculation of income taxes. This error resulted from an ineffective review process for the provision and balance sheet presentation of deferred taxes related to the application used to establish the Company’s valuation allowance.

As noted in the Form 8-K, during the Company’s fiscal years ended December 31, 2009 and 2008, and through March 26, 2010, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements. As noted in Deloitte & Touche LLP’s letter, dated April 1, 2010, which is filed as Exhibit 16.1 to the Form 8-K, Deloitte & Touche LLP agreed with our statements on whether there were any disagreements or reportable events.

4.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe that we need to make any changes to the Form 8-K.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking actions with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to call me at (570) 558-8001.

Sincerely,

/s/ Scott Harrison
Executive Vice President and
Chief Financial Officer